SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*
*(Amendment No. 3)*

Childtime Learning Centers, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

(CUSIP Number)
168820108

Benjamin R. Jacobson
595 Madison Avenue, Suite 3100
New York, NY 10022
(212) 758-4500

______________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2002
and
September 3, 2002
and
July 19, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JP Acquisition Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 208,057 0 208,057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,057

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.84%

14	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JP Acquisition Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 475,808 0 475,808

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,808

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.78%

14	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JPAF Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 208,057 0 208,057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,057

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.84%

14	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JPAF, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 208,057 0 208,057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,057

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.84%

14	TYPE OF REPORTING PERSON* CO

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JPAF III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 475,808 0 475,808

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,808

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.78%

14	TYPE OF REPORTING PERSON* CO

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jacobson Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 651,246 0 651,246

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 651,246

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.02%

14	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Benjamin R. Jacobson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	22,538 950,489 22,538 950,489

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 973,027

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.92%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HVS Boxers LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 14,076 0 14,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,076

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.26%

14	TYPE OF REPORTING PERSON* CO

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael J. Fuchs

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 16,031 0 16,031

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,031

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.30%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George A. Kellner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	2,897,500 14,076 2,897,500 14,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,911,576

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.63%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Amcito Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 14,076 0 14,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,076

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.26%

14	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Brandywine Managers, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 14,076 0 14,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,076

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.26%

14	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Amcito G.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 14,076 0 14,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,076

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.26%

14	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David C. Patterson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 14,076 0 14,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,076

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.26%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Judith A. Little

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 14,076 0 14,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,076

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.26%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Gregory S. Little

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 14,076 0 14,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,076

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.26%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jacqueline P. Little

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 14,076 0 14,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,076

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.26%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nathan Gantcher

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 14,076 0 14,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,076

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.26%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gerald L. Parsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 14,076 0 14,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,076

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.26%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul V. Hoagland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 1,275 0 1,275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,275

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barcam Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 2,549 0 2,549

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,549

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%

14	TYPE OF REPORTING PERSON* HC

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bernard Matte

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 2,549 0 2,549

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,549

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Raymond P. Barbrick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 1,275 0 1,275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,275

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harrison R. Horan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 20,061 0 20,061

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,061

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.37%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Walter E. Cisowski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 1,275 0 1,275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,275

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Timothy Whelan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 1,275 0 1,275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,275

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John Dickerson (as Joint Tenant with Right of Survival with Beverly Dickerson)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 2,549 0 2,549

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,459

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Beverly Dickerson (as Joint Tenant with Right of Survival with John Dickerson)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 2,549 0 2,549

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,549

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Geraldine Ann Cachat

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 510 0 510

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 510

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jamie L. Goldberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 637 0 637

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 637

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Trust FBO Nicholas Karlson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 680 0 680

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 680

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%

14	TYPE OF REPORTING PERSON* OO

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Trust U/A/D 12/21/87 FBO Sara Katherine Jacobson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 1,275 0 1,275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,275

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%

14	TYPE OF REPORTING PERSON* OO

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James J. Morgan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	110,000 5,084 110,000 5,084

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,084

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.08%

14	TYPE OF REPORTING PERSON* IN

ITEM 1. SECURITY AND ISSUER

          This Statement on Schedule 13D/A, Amendment No. 3 ("Amendment No. 3") relates to the shares of Common Stock, no par value (the "Shares"), of Childtime Learning Centers, Inc., a Michigan corporation (the "Company"), and amends and supplements the Statement on Schedule 13D (the "13D"), dated July 24, 2000, and subsequently amended on August 22, 2000 ("Amendment No. 1") and September 1, 2000 ("Amendment No. 2"), each of which were filed on behalf of JP Acquisition Fund II, L.P., JP Acquisition Fund III, L.P., JPAF Limited Partnership, JPAF III LLC, Jacobson Partners, Benjamin R. Jacobson, James F. Wilson, Michael L. Fuchs, George A. Kellner, Wm. Brian Little, Amcito Partners, L.P., Nathan Gantcher, Gerald L. Parsky, Paul V. Hoagland, Bernard Matte, Barcam Holdings, Inc., Raymond P. Barbrick, Harrison R. Horan, Walter E. Cisowski, Timothy Whelan, John Dickerson, Geraldine Ann Cachat, Jamie L. Goldberg, Trust FBO Nicholas Karlson and Trust U/A/D 12/21/87 FBO Sara Katherine Jacobson (such persons, other than James F. Wilson and Wm. Brian Little, are referred to hereinafter as the "Initial Reporting Persons"). This Amendment No. 3 is being filed on behalf of the Initial Reporting Persons and the following additional persons (the "Additional Reporting Persons" and, collectively with the Initial Reporting Persons, the "Reporting Persons"): JPAF, Inc., HVS Boxers LLC, Brandywine Managers, LLC, Amcito G.P., David C. Patterson, Judith A. Little, Gregory S. Little, Jacqueline P. Little, Beverly Dickerson and James J. Morgan.

ITEM 2. IDENTITY AND BACKGROUND

          Item 2 is hereby amended and restated in its entirety as follows:

JPAF Limited Partnership, a Delaware limited partnership, is the general partner of JP Acquisition Fund II, L.P., a Delaware limited partnership. The general partner of JPAF Limited Partnership is JPAF, Inc., a Delaware corporation, of which Benjamin R. Jacobson is the controlling shareholder. Jacobson Partners does not have (and since January 1, 1997 has not had) any controlling interest in JP Acquisition Fund II, L.P.

JPAF III LLC, a Delaware limited liability company, is the general partner of JP Acquisition Fund III, L.P., a Delaware limited partnership. The sole member of JPAF III LLC is Jacobson Partners, a New York general partnership of which Benjamin R. Jacobson is the managing partner and James J. Morgan and Harrison R. Horan are partners. James F. Wilson is no longer a partner of Jacobson Partners.

Amcito Partners, L.P. is a Delaware limited partnership. The managing general partner of Amcito Partners, L.P. is Brandywine Managers, LLC, a Delaware limited liability company. The other general partner of Amcito Partners, L.P. is Amcito G.P., a Delaware general partnership. Each of Brandywine Managers, LLC and Amcito G.P. assumed its position as a general partner of Amcito Partners, L.P. after the death of Wm. Brian Little. David C. Patterson is the managing director of Brandywine Managers, LLC. The partners of Amcito G.P. are Judith A. Little, Gregory S. Little and Jacqueline P. Little. None of Brandywine Managers, LLC, Amcito G.P., David C. Patterson, Judith A. Little, Gregory S. Little and Jacqueline P. Little owns any securities of the Company directly.

Barcam Holdings, Inc. is an Ontario corporation controlled by Bernard Matte. Mr. Matte does not own any securities of the Company directly.

HVS Boxers LLC is a New York limited liability company. The managing member of HVS Boxers LLC is Michael L. Fuchs. Mr. Fuchs does not own any securities of the Company directly.

Mr. Fuchs also is trustee of each of Trust FBO Nicholas Karlson and Trust U/A/D 12/21/87 FBO Sara Katherine Jacobson.

John Dickerson and Beverly Dickerson are Joint Tenants with Right of Survival ("JTWROS") with respect to all securities that are issued by the Company and beneficially owned by Mr. and Mrs. Dickerson, including any securities issued by the Company that previously were owned solely by Mr. Dickerson.

Set forth below, in the following table, is certain additional information with respect to each of the Reporting Persons, including each of the persons enumerated in General Instruction C to Schedule 13D.

------------------------------------------------------------------------------------------------------
                                        Citizenship or State
                                          of Incorporation/
           Name and Address                  Organization        Principal Occupation or Business
------------------------------------------------------------------------------------------------------
JP Acquisition Fund II, L.P.            Delaware                 Investment Partnership
595 Madison Avenue, Suite 3100
New York, NY 10022
------------------------------------------------------------------------------------------------------
JP Acquisition Fund III, L.P.           Delaware                 Investment Partnership
595 Madison Avenue, Suite 3100
New York, NY 10022
------------------------------------------------------------------------------------------------------
JPAF Limited Partnership                Delaware                 General Partner of JP Acquisition
595 Madison Avenue, Suite 3100                                   Fund II, L.P.
New York, NY 10022
------------------------------------------------------------------------------------------------------
JPAF, Inc.                              Delaware                 General Partner of JPAF Limited
595 Madison Avenue, Suite 3100                                   Partnership
New York, NY 10022
------------------------------------------------------------------------------------------------------
JPAF III LLC                            Delaware                 General Partner of JP Acquisition
595 Madison Avenue, Suite 3100                                   Fund III, L.P.
New York, NY 10022
------------------------------------------------------------------------------------------------------
Jacobson Partners                       New York                 Investment Partnership, Limited
595 Madison Avenue, Suite 3100                                   Partner of JPAF Limited Partnership,
New York, NY 10022                                               Sole Member of JPAF III LLC
------------------------------------------------------------------------------------------------------
Benjamin R. Jacobson                    USA                      Managing Partner of Jacobson
595 Madison Avenue, Suite 3100                                   Partners, President of JPAF, Inc.
New York, NY 10022
------------------------------------------------------------------------------------------------------
HVS Boxers LLC                          New York                 Private Investor,
9 West 57th Street                                               Manager and Operator of Businesses
New York, NY 10019                                               and Investments (controlled by
                                                                 Michael J. Fuchs)
------------------------------------------------------------------------------------------------------
Michael J. Fuchs                        USA                      Managing Member of HVS Boxers LLC
9 West 57th Street
New York, NY 10019
------------------------------------------------------------------------------------------------------
George A. Kellner                       USA                      Chairman of the Board of the Company
Kellner, DiLeo & Co.                                             and Chief Executive Officer of
900 Third Avenue, 10th Floor                                     Kellner, DiLeo & Co. (New York, New
New York, NY 10022                                               York), Arbitrageur
------------------------------------------------------------------------------------------------------
Amcito Partners, L.P.                   Delaware                 Investment Partnership
630 Fifth Avenue, Suite 2620
New York, NY 10111
------------------------------------------------------------------------------------------------------
Brandywine Managers, LLC               Delaware                Managing General Partner of Amcito
880 Third Avenue, 3rd Floor                                      Partners, L.P.
New York, NY  10022
------------------------------------------------------------------------------------------------------
Amcito G.P.                            Delaware                 General Partner of Amcito Partners,
630 Fifth Avenue, Suite 2620                                      L.P.
New York, NY  10111
------------------------------------------------------------------------------------------------------
David C. Patterson                     USA                       Managing Director of Brandywine
880 Third Avenue, 3rd Floor                                       Managers, LLC
New York, NY  10022
------------------------------------------------------------------------------------------------------
Judith A. Little                        USA                      Private Investor, General Partner of
630 Fifth Avenue, Suite 2620                                     Amcito G.P.
New York, NY 10111
------------------------------------------------------------------------------------------------------
Gregory S. Little                       USA                      Private Investor, General Partner of
630 Fifth Avenue, Suite 2620                                     Amcito G.P.
New York, NY 10111
------------------------------------------------------------------------------------------------------
Jacqueline P. Little                    USA                      Private Investor, General Partner of
630 Fifth Avenue, Suite 2620                                     Amcito G.P.
New York, NY 10111
------------------------------------------------------------------------------------------------------
Nathan Gantcher                         USA                      Private Investor, President,
c/o Alpha Investment Mgmt.                                       Co-Chairman and
499 Park Avenue, 24th Floor                                      CEO of Alpha Investment Mgmt.
New York, NY 10022
------------------------------------------------------------------------------------------------------
Gerald L. Parsky                        USA                      Private Investor
Aurora Capital Group
10877 Wilshire Boulevard Suite 2100
Los Angeles, CA  90024
------------------------------------------------------------------------------------------------------
Paul V. Hoagland                        USA                      Private Investor,
37 Huckleberry Road                                              Chief Financial Officer of
Hopkinton, MA 01748                                              Friendly's Ice Cream Corporation
------------------------------------------------------------------------------------------------------
Barcam Holdings, Inc.                   Ontario, Canada          Holding Company (controlled by
3590 Avenue du Musee                                             Bernard Matte)
Montreal, Quebec
Canada H3G 2C7
------------------------------------------------------------------------------------------------------
Bernard Matte                           Canada                   Private Investor, President and Chief
3590 Avenue du Musee                                             Executive Officer of Barcam Holdings,
Montreal, Quebec, Canada H3G 2C7                                 Inc., Chairman and Chief Executive
                                                                   Officer of Flexible Packaging Corp.
------------------------------------------------------------------------------------------------------
Raymond P. Barbrick                     USA                      President and Chief Operating Officer
28 Laurel Drive                                                  of Bertucci's Corp., an Italian-style
Willington, CT  06279                                            restaurant chain
------------------------------------------------------------------------------------------------------
Harrison R. Horan                       USA                      Partner of Jacobson Partners
8523 Country Club Drive
Franklin, WI 53132
------------------------------------------------------------------------------------------------------
Walter E. Cisowski                      USA                      President of Appliance Controls
2211 Arnold Palmer Blvd.                                         Group, Inc., a supplier of control
Louisville, KY 40245                                             components and systems to the gas
                                                                 range and gas grill appliance
                                                                 segments
------------------------------------------------------------------------------------------------------
Timothy Whelan                          USA                      Controller of Conforma Clad Inc.
9325 Plumwood Place
Crestwood, KY 40014
------------------------------------------------------------------------------------------------------
John Dickerson                          USA                      President of Gem Products, Inc., a
1028 Quaker Ridge Way                                            manufacturer and distributor of
Duluth, GA 30097                                                 appliance, heating, cooling and
                                                                 ventilation parts and motors
------------------------------------------------------------------------------------------------------
Beverly Dickerson                       USA                      Private Investor
1028 Quaker Ridge Way
Duluth, GA 30097
------------------------------------------------------------------------------------------------------
Geraldine Ann Cachat                    USA                      Employee of Jacobson Partners
c/o Jacobson Partners
595 Madison Avenue, Suite 3100
New York, NY 10022
------------------------------------------------------------------------------------------------------
Jamie L. Goldberg                       USA                      Certified Public Accountant, Controller
c/o Jacobson Partners                                            of Jacobson Partners
595 Madison Avenue, Suite 3100
New York, NY 10022
------------------------------------------------------------------------------------------------------
Trust FBO Nicholas Karlson              New York                 Trust for benefit of Benjamin R.
595 Madison Avenue, Suite 3100                                   Jacobson's stepson (Michael J. Fuchs,
New York, NY  10022                                              as trustee)
------------------------------------------------------------------------------------------------------
Trust U/A/D 12/21/87 FBO Sara           New York                 Trust for benefit of Benjamin R.
Katherine Jacobson                                               Jacobson's daughter (Michael J. Fuchs,
595 Madison Avenue, Suite 3100                                   as trustee)
New York, NY  10022
------------------------------------------------------------------------------------------------------
James J. Morgan                         USA                      Private Investor, Chairman of the
c/o 38345 West 10 Mile Road, Suite 100                           Board of Directors of the Company
Farmington Hills, MI 48335
------------------------------------------------------------------------------------------------------

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Item 3 is hereby amended and supplemented by adding thereto the following information:

           On July 5, 2002, Option 2 (as described in Amendment No. 1 and Amendment No. 2) expired in accordance with its terms prior to exercise by any person of any portion thereof. Option 2 had provided the Reporting Persons (or their predecessors in interest) the right to acquire, collectively, 263,158 Shares at an exercise price per Share of $9.50.

           On June 26, 2002, in connection with the Company's acquisition of substantially all of the assets of Tutor Time Learning Systems, Inc. (the "Tutor Time Acquisition"), the Company entered into an investment advisory agreement (the "Advisory Agreement:") with Jacobson Partners. Pursuant to the Advisory Agreement and upon consummation of the Tutor Time Acquisition, which became effective on July 19, 2002, Jacobson Partners earned a fee of $1,000,000 of which $333,334 was paid in cash and the balance was paid by the issuance to Jacobson Partners of 175,438 Shares (the "Fee Shares") based on a price per Share of $3.80 (the average closing price of the Company's common stock for the five-day period ended February 15, 2002).

           On July 19, 2002, JP Acquisition Fund II, L.P. ("JPAF II") and JP Acquisition Fund III, L.P. ("JPAF III" and, collectively with JPAF II, the "Jacobson Funds") entered into a letter agreement (the "Standby Commitment Letter Agreement") with the Company, whereby the Jacobson Funds have agreed on behalf of themselves and certain of their co-investors to arrange for standby purchasers (the "Standby Commitment") in connection with an up to $14,000,000 rights offering contemplated by the Company (the "Rights Offering"). In consideration for arranging the Standby Commitment, the Company has granted under the Standby Commitment Letter Agreement (subject to the consummation of the Rights Offering) to the Jacobson Funds, and such co-investors as the Jacobson Funds may designate, options (the "Contingent Options") to acquire, in the aggregate, 400,000 Shares, at an exercise price of $5.00 per Share, with such Contingent Options being exercisable during the period commencing on the date on which the Rights Offering is consummated and ending on July 19, 2006. Jacobson Funds has designated as the recipients of the Contingent Options certain of the Reporting Persons (as described in the footnotes in Item 6 below) and the following additional persons: Allan Chan, Silvia Cocozza, Edmund Gaffney, Christopher D. Heinz, Virginia Juliano, Maria Ruvio and Gaetano Ruvio as JTWROS, Michael Harlan, Shazeen Sacranie and Gail R. Sacranie as JTWROS, and Kurt Schnaubelt (such additional persons, collectively, the "Additional Optionees").

           If the standby purchasers in the Rights Offering are called upon to purchase securities of the Company pursuant to the terms of the Standby Commitment, they will be entitled to use as payment for the securities to be purchased by them certain subordinated notes issued to them by the Company on July 19, 2002 in connection with $14.0 million of subordinated debt financing (the "Subordinated Notes") provided by such standby purchasers to the Company in connection with the Tutor Time Acquisition. The cash proceeds of the Rights Offering also are intended to be used to refinance the Subordinated Notes. The Rights Offering is expected to occur prior to December 31, 2002; however, to date, no definitive agreements have been entered into in respect thereof.

           In addition to the acquisition of the 175,438 Fee Shares described above, the Reporting Persons named below (the "September 3 Purchasers") acquired on September 3, 2002 in open market purchases an aggregate of 149,500 Shares (the "September 3 Shares") at a price per share of $2.53. The individual number of Shares purchased by the September 3 Purchasers and the source of funds for such purchases is indicated below next to the name of each such purchaser.

                                   Name of
                                   September 3 Shares       Total
                                   Directly Purchased       Consideration
Number of September 3 Purchaser    at $2.53 per Share       Paid                Source of Funds
-------------------------------    ------------------       -------------       ---------------

JP Acquisition Fund III, L.P.      134,820(1)(2)(3)(4)(5)   $341,094.60         Working Capital
Benjamin R. Jacobson               1,418                    $3,587.54           Personal Funds
HVS Boxers LLC                     1,661(6)                 $4,202.33           Working Capital
Amcito Partners, L.P.              1,661(7)                 $4,202.33           Working Capital
Nathan Gantcher                    1,661                    $4,202.33           Personal Funds
Gerald L. Parsky                   1,661                    $4,202.33           Personal Funds
Harrison R. Horan                  1,637                    $4,141.61           Personal Funds
James J. Morgan                    3,320                    $8,399.60           Personal Funds
George A. Kellner                  1,661                    $4,202.33           Personal Funds

_______________

(1) These securities also are owned indirectly by JPAF III LLC as the general partner of JPAF III. However, JPAF III LLC disclaims beneficial ownership of such securities except to the extent of its proportionate pecuniary interest therein resulting from its direct and indirect partnership interests in JPAF III.

(2) These securities also are owned indirectly by Jacobson Partners as a result of its direct and indirect partnership and membership interests in JPAF III. However, Jacobson Partners disclaims beneficial ownership of such securities except to the extent of its proportionate pecuniary interest therein resulting from such direct and indirect partnership and membership interests in JPAF III.

(3) As a result of his direct and indirect partnership and membership interests in JPAF III, Benjamin R. Jacobson also has an indirect, proportionate pecuniary interest in 243 of these Shares. Mr. Jacobson disclaims beneficial ownership of the balance of such Shares.

(4) As a result of his direct and indirect partnership and membership interests in JPAF III, James J. Morgan also has an indirect, proportionate pecuniary interest in 3 of these Shares. Mr. Morgan disclaims beneficial ownership of the balance of such Shares.

(5) As a result of his direct and indirect partnership and membership interests in JPAF III, Harrison R. Horan also has an indirect, proportionate pecuniary interest in 24 of these Shares. Mr. Horan disclaims beneficial ownership of the balance of such Shares.

(6) These securities also are owned indirectly by Michael J. Fuchs as the managing member of HVS Boxers LLC. However, Mr. Fuchs disclaims beneficial ownership of such securities except to the extent of his proportionate pecuniary interest therein resulting from his direct and indirect membership interests in HVS Boxers LLC.

(7) These securities also are owned indirectly by Brandywine Managers, LLC, as the managing general partner of Amcito Partners, L.P.; by Amcito G.P., as a general partner of Amcito Partners, L.P.; by David C. Patterson, as the managing director of Brandywine Managers, LLC; and by each of Judith A. Little, Gregory S. Little and Jacqueline P. Little as the partners of Amcito G.P. However, each of Brandywine Managers, LLC, Amcito G.P., David C. Patterson, Judith A. Little, Gregory S. Little and Jacqueline P. Little disclaims beneficial ownership of such securities except to the extent of its, his or her proportionate pecuniary interest therein resulting from its, his or her direct and indirect partnership and membership interests in Amcito Partners, L.P.

ITEM 4. PURPOSE OF TRANSACTION

           See Item 3 above and Item 6 below as to (a) the Company's intention to undertake a Rights Offering and the plans of the Reporting Persons, the Additional Optionees and QFG Ventures, L.P. in respect of such Rights Offering.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

           Item 5 is hereby amended and supplemented by adding thereto the following information:

           (a) Based on information contained in the Company's proxy statement dated July 23, 2002, as of July 16, 2002 there were 5,240,772 shares of no par common stock of the Company issued and outstanding. Since that date, the Reporting Persons are aware of only the additional 175,438 Shares being issued to Jacobson Partners pursuant to the Advisory Agreement as described in Item 3 above. Based on the foregoing, the percentage of class figures presented in this Item 5 and on the cover pages to this Amendment No. 3 assume that the aggregate number of issued and outstanding shares of the Company as of the date of this Amendment No. 3 are 5,416,210.

           As of the date of this Amendment No. 3, the Reporting Persons beneficially own an aggregate of 3,980,527 Shares representing approximately 71.71% of the Shares that would be outstanding assuming exercise of presently exercisable options for an aggregate of 135,000 Shares held by Messrs. Jacobson, Morgan and Kellner under the Company's Director Stock Option Plan.

           The following chart sets forth the beneficial ownership of Shares by each Reporting Person, assuming in each case the exercise by such person of any options to purchase Shares beneficially owned by such person, which options are currently exercisable or will be exercisable within 60 days after the date hereof:

                                        Number of Shares         Percentage
Name                                    Beneficially Owned       of Class
----                                    ------------------       --------
JP Acquisition Fund II, L.P. (1)        208,057                  3.84%

JP Acquisition Fund III, L.P. (2)       475,808                  8.78%

JPAF Limited Partnership (3)            208,057                  3.84%

JPAF, Inc. (4)                          208,057                  3.84%

JPAF III LLC (5)                        475,808                  8.78%

Jacobson Partners (6)                   651,246                  12.02%

Benjamin R. Jacobson (7)                973,027                  17.92%

HVS Boxers LLC (8)                      14,076                   0.26%

Michael J. Fuchs (9)                    16,031                   0.30%

George A. Kellner (10)                  2,911,576                53.63%

Amcito Partners, L.P. (11)              14,076                   0.26%

Brandywine Managers, LLC (12)           14,076                   0.26%

Amcito G.P. (12)                        14,076                   0.26%

David C. Patterson (12)                 14,076                   0.26%

Judith A. Little (12)                   14,076                   0.26%

Gregory S. Little (12)                  14,076                   0.26%

Jacqueline P. Little (12)               14,076                   0.26%

Nathan Gantcher (13)                    14,076                   0.26%

Gerald L. Parsky (14)                   14,076                   0.26%

Paul V. Hoagland (15)                   1,275                    0.02%

Barcam Holdings, Inc. (16)              2,549                    0.05%

Bernard Matte (17)                      2,549                    0.05%

Raymond P. Barbrick (18)                1,275                    0.02%

Harrison R. Horan (19)                  20,061                   0.37%

Walter E. Cisowski (20)                 1,275                    0.02%

Timothy Whelan (21)                     1,275                    0.02%

John Dickerson (22)                     2,549                    0.05%

Beverly Dickerson (22)                  2,549                    0.05%

Geraldine Ann Cachat (23)               510                      0.01%

Jamie L. Goldberg (24)                  637                      0.01%

Trust FBO Nicholas Karlson (25)         680                      0.01%

Trust U/A/D 12/21/87 FBO Sara           1,275                    0.02%
Katherine Jacobson (26)

James J. Morgan (27)                    115,084                  2.08%
(1) These Shares are owned directly by JP Acquisition Fund II, L.P. ("JPAF II").

(2) These Shares are owned directly by JP Acquisition Fund III, L.P. ("JPAF III").

(3) Consists of JPAF Limited Partnership's interest as general partner in the Shares owned by JPAF II. JPAF Limited Partnership disclaims beneficial ownership of such Shares, except with respect to 2,096 Shares in which it has a pecuniary interest as a result of its direct and indirect partnerships interests in JPAF II.

(4) Consists of JPAF Inc.'s interest as general partner of JPAF Limited Partnership in the Shares owned by JPAF II. JPAF, Inc. disclaims beneficial ownership of such Shares, except with respect to 21 Shares in which it has a pecuniary interest as a result of its direct and indirect partnerships interests in JPAF II.

(5) Consists of JPAF III LLC's interest as general partner in the Shares owned by JPAF III. JPAF III, LLC disclaims beneficial ownership of such Shares, except with respect to 948 Shares in which it has a pecuniary interest as a result of its direct and indirect membership interests in JPAF III.

(6) Includes 175,438 Shares (the "Jacobson Partners Shares") that are owned directly by Jacobson Partners. Also includes 475,808 Shares (the "JPAF III Shares") that are owned directly by JPAF III. Jacobson Partners is the sole member of JPAF III LLC, which is the general partner of JPAF III. Jacobson Partners disclaims beneficial ownership of the JPAF III Shares, except with respect to 948 JPAF III Shares in which it has a pecuniary interest resulting from its direct and indirect partnership and membership interests in JPAF III.

(7) Includes 10,038 Shares that are owned directly by Mr. Jacobson. Also includes 12,500 Shares issuable pursuant to stock options granted to Mr. Jacobson under the Company's Director Stock Option Plan, all of which options are exercisable currently. Also includes the 208,057 JPAF II Shares referenced in footnote (1) above. Mr. Jacobson is the controlling shareholder of JPAF, Inc., which is the general partner of JPAF Limited Partnership, which is the general partner of JPAF II. Also includes the 175,438 Jacobson Partners Shares and 475,808 JPAF III Shares referenced in Note (6) above. Mr. Jacobson is the managing partner of Jacobson Partners, which is a general partnership. Mr. Jacobson disclaims beneficial ownership of the Jacobson Partners Shares, the JPAF II Shares and the JPAF III Shares, except with respect to 157,894 Jacobson Partners Shares, 1,388 JPAF II Shares and 701 JPAF III Shares in each of which he has a pecuniary interest resulting from his direct and indirect partnership, membership and shareholder interests in Jacobson Partners, JPAF II and JPAF III, respectively. Also includes 91,186 Shares beneficially owned by the other Reporting Persons that are subject to the Securityholders' Agreement referenced in Item 6 below, with respect to which Shares Mr. Jacobson has been given a proxy as described in Item 6. Mr. Jacobson disclaims beneficial ownership of all such 91,186 Shares.

(8) These Shares were duly transferred to HVS Boxers LLC by Michael J. Fuchs, their prior direct owner, and, therefore now are owned directly by HVS Boxers LLC. Mr. Fuchs is the managing member of HVS Boxers LLC.

(9) Includes the 14,076 Shares owned directly by HVS Boxers LLC as described in Note (8) above. Mr. Fuchs disclaims beneficial ownership of such Shares except to the extent of his proportionate pecuniary interest therein resulting from his direct and indirect membership interests in HVS Boxers LLC. Also includes 680 Shares held by Mr. Fuchs as trustee for Trust FBO Nicholas Karlson and 1,275 Shares held by Mr. Fuchs as trustee for Trust U/A/D 12/21/87 FBO Sara Katherine Jacobson (collectively, the "Trusts"). Mr. Fuchs disclaims beneficial ownership of all such Shares held for the benefit of the Trusts.

(10) Includes 2,427,373 Shares owned by Childcare Associates and 437,627 Shares owned by KD Partners II. Mr. Kellner is the managing partner of Childcare Associates and the managing partner of KD Special Situations Partners, the investment general partner of KD Partners II. Only 14,076 of these Shares are subject to the Securityholders' Agreement.

(11) These Shares are owned directly by Amcito Partners L.P. Judith A. Little is the general partner of Amcito Partners L.P.

(12) Includes the 14,076 Shares owned directly by Amcito Partners, L.P. as described in Note (11) above. These securities also are owned indirectly by Brandywine Managers, LLC, as the managing general partner of Amcito Partners, L.P.; by Amcito G.P. as a general partner of Amcito Partners, L.P.; by David C. Patterson, as the managing director of Brandywine Managers, LLC; and by each of Judith A. Little, Gregory S. Little and Jacqueline P. Little as the partners of Amcito G.P. However, each of Brandywine Managers, LLC, Amcito G.P., David C. Patterson, Judith A. Little, Gregory S. Little and Jacqueline P. Little disclaims beneficial ownership of such securities except to the extent of its, his or her proportionate pecuniary interest therein resulting from its, his or her direct and indirect partnership and membership interests in Amcito Partners, L.P.

(13) These Shares are owned directly by Nathan Gantcher.

(14) These Shares are owned directly by Gerald L. Parsky.

(15) These Shares are owned directly by Paul V. Hoagland.

(16) These Shares are owned directly by Barcam Holdings Inc. Bernard Matte is President and Chief Executive Officer of Barcam Holdings Inc.

(17) Includes the 2,549 Shares owned directly by Barcam Holdings Inc. as described in Note (16) above. Mr. Matte disclaims beneficial ownership of such Shares, except to the extent of his pecuniary interest therein resulting from his direct and indirect ownership interests in Barcam Holdings Inc.

(18) These Shares are owned directly by Raymond P. Barbrick.

(19) Includes 4,186 Shares owned directly by Harrison R. Horan. Also includes 15,790 of the 175,438 Jacobson Partners Shares and 85 of the 475,808 JPAF III Shares, which respectively represent Mr. Horan's indirect, proportionate pecuniary interest in the Jacobson Partners Shares and JPAF III Shares resulting from his direct and indirect partnership and membership interests in Jacobson Partners and JPAF III, respectively. Mr. Horan disclaims beneficial ownership of the balance of the Jacobson Partners Shares and JPAF III Shares in which he has no pecuniary interest.

(20) These Shares are owned directly by Walter E. Cisowski.

(21) These Shares are owned directly by Timothy Whelan.

(22) These Shares are owned directly by John Dickerson and Beverly Dickerson, as JTWROS.

(23) These Shares are owned directly by Geraldine Ann Cachat.

(24) These Shares are owned directly by Jamie L. Goldberg.

(25) These Shares are owned directly by Trust FBO Nicholas Karlson. As described in Note (9) above, Michael J. Fuchs is the trustee for such trust and disclaims beneficial ownership of all such Shares.

(26) These Shares are owned directly by Trust U/A/D 12/21/87 FBO Sara Katherine Jacobson. As described in Note (9) above, Michael J. Fuchs is the trustee for such trust and disclaims beneficial ownership of all such Shares.

(27) Includes 110,000 Shares issuable pursuant to stock options granted to Mr. Morgan under the Company's Director Stock Option Plan, all of which options are exercisable currently. None of these Shares is subject to the Securityholders' Agreement. Also includes 3,320 Shares owned directly by Mr. Morgan. Also includes 1,754 of the 175,438 Jacobson Partners Shares and 10 of the 475,808 JPAF III Shares, which respectively represent Mr. Morgan's indirect, proportionate pecuniary interest in the Jacobson Partners Shares and JPAF III Shares resulting from his direct and indirect partnership and membership interests in Jacobson Partners and JPAF III, respectively. Mr. Morgan disclaims beneficial ownership of the balance of the Jacobson Partners Shares and JPAF III Shares in which he has no pecuniary interest.

           (b) See the response to 5(a). Unless a specific reference to the contrary is made in the Notes in Item 5(a) above, all the Shares described in such Item 5(a) are subject to the Securityholders' Agreement described in Item 6 below.

           (c) During the 60 days prior to the date of this filing, none of the Reporting Persons has effected any transactions in the Shares, other than (i) the acquisition of the 175,438 Shares described in Item 3 above and (ii) the purchase of the 149,500 Shares by the September 3 Purchasers as described in Item 3 above.

           (d) No person other than those listed above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares listed in Section 5(a) above.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           See description of the Standby Commitment Letter Agreement and related Contingent Options in Item 4 above.

           The following chart sets forth the pro forma beneficial ownership of Shares by each Reporting Person and each Additional Optionee, assuming in each case the grant to and the exercise by such person of all Contingent Options such person is designated to receive pursuant to the terms of the Standby Commitment Letter Agreement and an Option Designation Agreement, dated as of September 23, 2002, by and among Jacobson Partners, JPAF II, JPAF III, Benjamin R. Jacobson and the other Optionees named on Schedule A thereto:

                                   Number of Shares         Percentage
                                   Beneficially Owned       of Class After Grant
                                   After Grant of           of
Name                               Contingent Options       Contingent Options
----                               ------------------       ------------------

JP Acquisition Fund II, L.P. (1)   294,069                  5.34%

JP Acquisition Fund III, L.P. (2)  738,418                  13.00%

JPAF Limited Partnership (3)       294,069                  5.34%

JPAF, Inc. (4)                     294,069                  5.34%

JPAF III LLC (5)                   738,418                  13.00%

Jacobson Partners (6)              913,856                  16.09%

Benjamin R. Jacobson (7)           1,373,027                23.56%

HVS Boxers LLC (8)                 20,477                   0.38%

Michael J. Fuchs (9)               23,499                   0.43%

George A. Kellner (10)             2,917,977                53.69%

Amcito Partners, L.P. (11)         20,477                   0.38%

Brandywine Managers, LLC (11)      20,477                   0.38%

Amcito G.P. (11)                   20,477                   0.38%

David C. Patterson (11)            20,477                   0.38%

Judith A. Little (11)              20,477                   0.38%

Gregory S. Little                  20,477                   0.38%

Jacqueline P. Little               20,477                   0.38%

Nathan Gantcher (12)               20,477                   0.38%

Gerald L. Parsky (13)              20,477                   0.38%

Paul V. Hoagland (14)              1,510                    0.03%

Barcam Holdings, Inc. (15)         4,197                    0.08%

Bernard Matte (15)                 4,197                    0.08%

Raymond P. Barbrick (16)           1,628                    0.03%

Harrison R. Horan (17)             22,934                   0.42%

Walter E. Cisowski (18)            1,510                    0.03%

Timothy Whelan (19)                1,628                    0.03%

John Dickerson (20)                3,609                    0.07%

Beverly Dickerson (20)             3,609                    0.07%

Geraldine Ann Cachat (21)          604                      0.01%

Jamie L. Goldberg (22)             873                      0.02%

Trust FBO Nicholas Karlson (23)    1,041                    0.02%

Trust U/A/D 12/21/87 FBO Sara      1,981                    0.04%
Katherine Jacobson (24)

James J. Morgan (25)               120,387                  2.18%

Allan Chan (26)                    118                      < 0.01%

Silvia Cocozza (27)                118                      < 0.01%

Christopher D. Heinz (28)          589                      0.01%

Edmund Gaffney (29)                236                      < 0.01%

Virginia Juliano (30)              118                      < 0.01%

Maria Ruvio (31)                   118                      < 0.01%

Gaetano Ruvio (31)                 118                      < 0.01%

Michael Harlan (32)                118                      < 0.01%

Shazeen Sacranie (33)              118                      < 0.01%

Gail R. Sacranie (33)              118                      < 0.01%

Kurt Schnaubelt (34)               118                      < 0.01%

_______________

(1) In addition to the Shares reflected in Item 5(a) above, reflects on a pro forma basis the proposed grant to and exercise by JPAF II of 86,012 Contingent Options.

(2) In addition to the Shares reflected in Item 5(a) above, reflects on a pro forma basis the proposed grant to and exercise by JPAF III of 262,610 Contingent Options.

(3) In addition to the Shares reflected in Item 5(a) above, reflects on a pro forma basis the proposed grant to and exercise by JPAF II of 86,012 Contingent Options.

(4) In addition to the Shares reflected in Item 5(a) above, reflects on a pro forma basis the proposed grant to and exercise by JPAF II of 86,012 Contingent Options.

(5) In addition to the Shares reflected in Item 5(a) above, reflects on a pro forma basis the proposed grant to and exercise by JPAF III of 262,610 Contingent Options.

(6) In addition to the Shares reflected in Item 5(a) above, reflects on a pro forma basis the proposed grant to and exercise by JPAF III of 262,610 Contingent Options.

(7) In addition to the Shares reflected in Item 5(a) above, reflects on a pro forma basis the proposed grant to the Reporting Persons and the Additional Optionees of 400,000 Contingent Options. The Shares for which the Contingent Options would be exercised are subject to the Securityholders' Agreement.

(8) In addition to the Shares reflected in Item 5(a) above, reflects on a pro forma basis the proposed grant to and exercise by HVS Boxers LLC of 6,401 Contingent Options.

(9) In addition to the Shares reflected in Item 5(a) above, reflects on a pro forma basis the proposed grant to and exercise by HVS Boxers LLC of 6,401 Contingent Options, by Trust FBO Nicholas Karlson of 361 Contingent Options and by Trust U/A/D 12/21/87 FBO Sara Katherine Jacobson of 706 Contingent Options.

(10) In addition to the Shares reflected in Item 5(a) above, reflects on a pro forma basis the proposed grant to and exercise by Mr. Kellner of 6,401 Contingent Options.

(11) In addition to the Shares reflected in Item 5(a) above, reflects on a pro forma basis the proposed grant to and exercise by Amcito Partners L.P. of 6,401 Contingent Options.

(12) In addition to the Shares reflected in Item 5(a) above, reflects on a pro forma basis the proposed grant to and exercise by Mr. Gantcher of 6,401 Contingent Options.

(13) In addition to the Shares reflected in Item 5(a) above, reflects on a pro forma basis the proposed grant to and exercise by Mr. Parsky of 6,401 Contingent Options.

(14) In addition to the Shares reflected in Item 5(a) above, reflects on a pro forma basis the proposed grant to and exercise by Mr. Hoagland of 235 Contingent Options.

(15) In addition to the Shares reflected in Item 5(a) above, reflects on a pro forma basis the proposed grant to and exercise by Barcam Holdings Inc. of 1,648 Contingent Options.

(16) In addition to the Shares reflected in Item 5(a) above, reflects on a pro forma basis the proposed grant to and exercise by Raymond P. Barbrick of 353 Contingent Options.

(17) In addition to the Shares reflected in Item 5(a) above, reflects on a pro forma basis the proposed grant to and exercise by Harrison R. Horan of 2,873 Contingent Options.

(18) In addition to the Shares reflected in Item 5(a) above, reflects on a pro forma basis the proposed grant to and exercise by Walter E. Cisowski of 235 Contingent Options.

(19) In addition to the Shares reflected in Item 5(a) above, reflects on a pro forma basis the proposed grant to and exercise by Timothy Whelan of 353 Contingent Options.

(20) In addition to the Shares reflected in Item 5(a) above, reflects on a pro forma basis the proposed grant to and exercise by John Dickerson and Beverly Dickerson, as JTWROS, of 1,060 Contingent Options.

(21) In addition to the Shares reflected in Item 5(a) above, reflects on a pro forma basis the proposed grant to and exercise by Geraldine Ann Cachat of 94 Contingent Options.

(22) In addition to the Shares reflected in Item 5(a) above, reflects on a pro forma basis the proposed grant to and exercise by Jamie L. Goldberg of 236 Contingent Options.

(23) In addition to the Shares reflected in Item 5(a) above, reflects on a pro forma basis the proposed grant to and exercise by Trust FBO Nicholas Karlson of 361 Contingent Options.

(24) In addition to the Shares reflected in Item 5(a) above, reflects on a pro forma basis the proposed grant to and exercise by Trust U/A/D 12/21/87 FBO Sara Katherine Jacobson of 706 Contingent Options.

(25) In addition to the Shares reflected in Item 5(a) above, reflects on a pro forma basis the proposed grant to and exercise by Mr. Morgan of 5,303 Contingent Options.

(26) Reflects on a pro forma basis the proposed grant to and exercise by Mr. Chan of 118 Contingent Options.

(27) Reflects on a pro forma basis the proposed grant to and exercise by Ms. Cocozza of 118 Contingent Options.

(28) Reflects on a pro forma basis the proposed grant to and exercise by Mr. Heinz of 589 Contingent Options.

(29) Reflects on a pro forma basis the proposed grant to and exercise by Mr. Gaffney of 236 Contingent Options.

(30) Reflects on a pro forma basis the proposed grant to and exercise by Ms. Juliano of 118 Contingent Options.

(31) Reflects on a pro forma basis the proposed grant to and exercise by Mr. and Mrs. Ruvio, as JTWROS, of 118 Contingent Options.

(32) Reflects on a pro forma basis the proposed grant to and exercise by Mr. Harlan of 118 Contingent Options.

(33) Reflects on a pro forma basis the proposed grant to and exercise by Mr. and Mrs. Sacranie, as JTWROS, of 118 Contingent Options.

(34) Reflects on a pro forma basis the proposed grant to and exercise by Mr. Schnaubelt of 118 Contingent Options.

           In addition, the Reporting Persons who directly own Shares, the Additional Optionees and QFG Ventures, L.P. (a Kansas limited partnership, the general partner of which is Quest Financial Group, LLC, the managing member of which is David C. Nesbitt) have entered into a securityholders' agreement, dated as of September 23, 2002 (the "Securityholders' Agreement"), pursuant to which each such person has agreed, among other things to, appoint Benjamin R. Jacobson or his designee as attorney and agent for such person, irrevocably empowering (for so long as either JPAF II or JPAF III continue to beneficially own Shares) Mr. Jacobson, or his designee, to vote for such person as such person's proxy at any election Shares that such person acquired in connection with the acquisition of securities of the Company by JPAF II, JPAF III and/or Jacobson Partners.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

          (1) Joint Reporting Agreement and Power of Attorney on Behalf of Each Reporting Person.

          (2) Form of Option Description Agreeement dated as of September 23, 2002.

          (3) Form of Securityholders' Agreement dated as of September 23, 2002.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JP ACQUISITION FUND II, L.P.

By: JPAF Limited Partnership, General Partner
By: JPAF, Inc., General Partner

By: /s/ Benjamin R. Jacobson
       Benjamin R. Jacobson, President

JP ACQUISITION FUND III, L.P.

By: JPAF III LLC, General Partner
By: Jacobson Partners, Sole Member

By: /s/ Benjamin R. Jacobson
       Benjamin R. Jacobson, Managing Partner

JPAF LIMITED PARTNERSHIP

By: JPAF, Inc., General Partner

By: /s/ Benjamin R. Jacobson
       Benjamin R. Jacobson, President

JPAF, Inc.

By: /s/ Benjamin R. Jacobson
       Benjamin R. Jacobson, President

JPAF III LLC
By: Jacobson Partners, Sole Member

By: /s/ Benjamin R. Jacobson
       Benjamin R. Jacobson, Managing Partner

JACOBSON PARTNERS

By: /s/ Benjamin R. Jacobson
       Benjamin R. Jacobson, Managing Partner

/s/ Benjamin R. Jacobson
BENJAMIN R. JACOBSON

HVS BOXERS, LLC*
MICHAEL J. FUCHS*
GEORGE A. KELLNER*
AMCITO PARTNERS, L.P.*
BRANDYWINE MANAGERS, LLC*
AMCITO G.P.*
DAVID C. PATTERSON*
JUDITH A. LITTLE*
GREGORY S. LITTLE*
JACQUELINE P. LITTLE*
NATHAN GANTCHER*
GERALD L. PARSKY*
PAUL V. HOAGLAND*
BARCAM HOLDINGS, INC.*
BERNARD MATTE*
RAYMOND P. BARBRICK*
HARRISON R. HORAN*
WALTER E. CISOWSKI*
TIMOTHY WHELAN*
JOHN DICKERSON*
BEVERLY DICKERSON*
GERALDINE ANN CACHAT*
JAMIE L. GOLDBERG*
TRUST FBO NICHOLAS KARLSON*
TRUST U/A/D 12/21/87 FBO SARA
       KATHERINE JACOBSON*
JAMES J. MORGAN*

*By: /s/ Benjamin R. Jacobson
         Benjamin R. Jacobson,
as Attorney-in-Fact